UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SCHLAGETER          JEFFREY M.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) SENIOR VICE PRESIDENT OF ENGINEERING

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/31/97    B    V   3,231         A  $7.0125                     D
Common Stock                                  07/28/97    S        10,000        D  $19.7813     69,183         D
Common Stock                                                                                     1,000          I  by Daughter

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.0000                                                                    08/01/96(1)  07/15/02
to buy)
Incentive Stock Option (right  $4.0000                                                                    11/01/92(2)  10/23/02
to buy)
Incentive Stock Option (right  $8.0000                                                                    03/31/94(3)  06/30/03
to buy)
Incentive Stock Option (right  $7.6300                                                                    03/31/95(4)  07/26/04
to buy)
Non-Qualified Stock Option     $7.6300                                                                    08/01/98(5)  07/26/04
(right to buy)
Non-Qualified Stock Option     $9.2600                                                                    (6)          10/06/05
(right to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96(7)  01/05/06
to buy)
Non-Qualified Stock Option     $10.6250                                                                   07/05/96(8)  01/05/06
(right to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00(9)  07/17/06
to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00(9)  07/17/06
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D
to buy)
Incentive Stock Option (right            Common Stock                   6,000                     6,000         D
to buy)
Incentive Stock Option (right            Common Stock                   18,375                    18,375        D
to buy)
Incentive Stock Option (right            Common Stock                   22,114                    22,114        D
to buy)
Non-Qualified Stock Option               Common Stock                   1,886                     1,886         D
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,250                    20,250        D
(right to buy)
Incentive Stock Option (right            Common Stock                   12,681                    12,681        D
to buy)
Non-Qualified Stock Option               Common Stock                   9,069                     9,069         D
(right to buy)
Incentive Stock Option (right            Common Stock                   6,722                     6,722         D
to buy)
Non-Qualified Stock Option               Common Stock                   22,716                    22,716        D
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/96.
(2)
Option becomes exercisable 6.25% per quarter with vesting commencing on 8/1/92.
(3)
Option begins vesting as to 10,375 shares on 1/1/94 and is exercisable quarterly as to 3,500 shares in 1994, 3,000 shares in 1995, 2,875 shares in 1996, and 1,000 shares in 1997. The remaining 8,000 shares vest 100% on 8/1/97.
(4)
Option begins vesting as to 9,000 shares on 1/1/95 and is exercisable as to 750 shares quarterly. The remaining 13,114 shares vest 100% on 8/1/98.
(5)
Option becomes 100% exercisable on 8/1/98.
(6)
Vests and is exercisable 100% six months following a "change of control" of the company.
(7)
Option begins vesting on 1/1/96 and is exercisable quarterly (after 7/5/96) as to 2,788 shares in 1996 and 482 shares in 1997. Th remaining 9,411 shares vest 100% on 8/1/99.

SIGNATURE OF REPORTING PERSON
/S/ JEFFREY M. SCHLAGETER
DATE:  AUGUST 11, 1997